UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): Form 10-K X Form 20-F  Form 11-K  Form 10-Q  Form 10-D
             Form  N-SAR Form N-CSR

      For Period Ended:  December 31, 2006
                       -------------------
       Transition Report on Form 10-K
       Transition Report on Form 20-F
       Transition Report on Form 11-K
       Transition Report on Form 10-Q
       Transition Report on Form N-SAR
      For the Transition Period Ended:__________________________________________
________________________________________________________________________________

     Read Instruction (on back page) Before Preparing For m. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION
Medical Discoveries, Inc.
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Full Name of Registrant

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Former Name if Applicable
1338 South Foothill Drive, #266
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Address of Principal Executive Office (Street and Number)
Salt Lake City, UT 84108
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [x]     (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant could not file within the prescribed time period its periodic report on Form 10-K SB because the Company has inadequate funds to retain the necessary auditors, legal counsel, consultants and employees to complete the work related to this filing. The Company is engaged in activities to obtain new capital; however there can be no assurance the company will be able to attract additional capital on acceptable terms. The Company is currently unable to comply with the filing requirements imposed by the Securities Exchange Act of 1934, as amended, due to the lack of sufficient funds, but it will use its best efforts to do so as soon thereafter as practicable. There can be no assurance that the financial situation of the Company will improve so that it will be able to comply with such requirements by April 17, or at all.

                    Persons who are to respond to the collection of information
SEC 1344 (05-06)    contained in this form are not required to respond unless
                    the form displays a currently valid OMB control number.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Judy M. Robinett              (801)                      582-9583
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         (Name)                  (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

                                     Yes X  No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?


                                     Yes  No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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

                            Medical Discoveries, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     April 3, 2007              By /s/ Judy M. Robinett
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                                    Judy M. Robinett,
                                    President and CEO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).